UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND FOR THE NINE

AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2017

PRESENTED IN COMPARATIVE FORM

Legal Information		1
Condensed Interim Statement of Financial Position		2
Condensed Interim Statement of Comprehensive Income		4
Condensed Interim Statement of Changes in Equity		5
Condensed Interim Statement of Cash Flows		6

Notes to the Condensed Interim Financial Statements:
1 |	General information	8
2 |	Regulatory framework	9
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	16
8 |	Property, plant and equipment	17
9 |	Other receivables	19
10 |	Trade receivables	19
11 |	Financial assets at fair value through profit or loss	20
12 |	Financial assets at amortized cost	20
13 |	Cash and cash equivalents	20
14 |	Share capital and additional paid-in capital	21
15 |	Allocation of profits	21
16 |	The Company’s Share-based Compensation Plan	22
17 |	Trade payables	22
18 |	Other payables	23
19 |	Borrowings	23
20 |	Salaries and social security taxes payable	23
21 |	Benefit plans	24
22 |	Income tax and tax on minimum presumed income / Deferred tax	24
23 |	Tax liabilities	26
24 |	Provisions	26
25 |	Revenue from sales	26
26 |	Expenses by nature	27
27 |	Other operating expense, net	28
28 |	Net financial expense	28
29 |	Basic and diluted earnings (loss) per share	29
30 |	Related-party transactions	29
31 |	Parent company merger process	30
32 |	Ordinary and Extraordinary Shareholders’ Meeting	31
33 |	Events after the reporting period	31

Report on review of Condensed Interim Financial Statements
Supervisory Committee’s Report

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BNA	Bank of the Argentine Nation
BCRA	Central Bank of Argentina
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
IFRIC	International Financial Reporting Interpretations Committee
CNV	National Securities Commission
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	IEASA S.A.
IFRS	International Financial Reporting Standards
IPC	Domestic consumer price index
IPIM	Domestic wholesale price index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PESA	Pampa Energía S.A.
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEE	Electric Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SIESA	Salta Inversiones Eléctricas S.A.
SUSS	Single Social Security System
VAD	Distribution Added Value

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA) – See Note 31

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2017

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)    Includes 7,794,168 and 9,412,500 treasury shares as of September 30, 2017 and December 31, 2016, respectively.

(2)    Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2017 presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.17	12.31.16
ASSETS
Non-current assets
Property, plant and equipment	8	13,644,563	11,196,990
Interest in joint ventures		447	435
Deferred tax asset	22	1,234,097	1,019,018
Other receivables	9	44,341	50,492
Financial assets at amortized cost	12	-	44,429
Total non-current assets		14,923,448	12,311,364

Current assets
Inventories		320,939	287,810
Other receivables	9	134,110	179,308
Trade receivables	10	4,861,763	3,901,060
Financial assets at fair value through profit or loss	11	1,602,479	1,993,915
Financial assets at amortized cost	12	196,009	1,511
Cash and cash equivalents	13	67,771	258,562
Total current assets		7,183,071	6,622,166
TOTAL ASSETS		22,106,519	18,933,530

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2017 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.17	12.31.16
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	898,661	897,043
Adjustment to share capital	14	399,495	397,716
Additional paid-in capital	14	31,565	3,452
Treasury stock	14	7,794	9,412
Adjustment to treasury stock	14	8,568	10,347
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other reserve		-	20,346
Other comprehensive loss		(19,488)	(37,172)
Accumulated losses		(528,698)	(1,188,648)
TOTAL EQUITY		1,047,233	361,832

LIABILITIES
Non-current liabilities
Trade payables	17	232,790	232,912
Other payables	18	5,370,812	5,103,326
Borrowings	19	3,022,486	2,769,599
Deferred revenue		195,469	199,990
Salaries and social security payable	20	106,459	94,317
Benefit plans	21	289,966	266,087
Tax liabilities	23	-	680
Provisions	24	546,022	341,357
Total non-current liabilities		9,764,004	9,008,268
Current liabilities
Trade payables	17	8,136,193	6,821,061
Other payables	18	399,069	134,759
Borrowings	19	132,384	53,684
Deferred revenue		3,360	764
Salaries and social security payable	20	1,017,669	1,032,187
Benefit plans	21	33,371	33,370
Tax payable	22	387,005	155,205
Tax liabilities	23	1,057,041	1,244,488
Provisions	24	129,190	87,912
Total current liabilities		11,295,282	9,563,430
TOTAL LIABILITIES		21,059,286	18,571,698

TOTAL LIABILITIES AND EQUITY		22,106,519	18,933,530

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the nine and three-month periods ended September 30, 2017 presented in comparative form

(Stated in thousands of pesos)

		Nine months at		Three months at
	Note	09.30.17	09.30.16	09.30.17	09.30.16

Revenue	25	17,576,384	9,117,348	6,458,121	3,410,203
Electric power purchases		(9,237,824)	(4,766,012)	(3,427,285)	(1,996,329)
Subtotal		8,338,560	4,351,336	3,030,836	1,413,874
Transmission and distribution expenses	26	(3,473,186)	(4,575,206)	(1,207,891)	(1,405,284)
Gross loss		4,865,374	(223,870)	1,822,945	8,590

Selling expenses	26	(1,459,662)	(1,100,468)	(440,691)	(339,279)
Administrative expenses	26	(1,015,726)	(812,471)	(378,723)	(310,764)
Other operating expense, net	27	(541,667)	(300,737)	(270,599)	(73,794)
Gain from interest in joint ventures		12	21	-	-
Operating profit/(loss) before income from provisional remedies, higer costs recognition and SE Resolution N° 32/15		1,848,331	(2,437,525)	732,932	(715,247)

Income recognition on account of the RTI - SE Resolution N° 32/15		-	419,415	-	(7,704)
Higher cost recognition – SE Resolution N° 250/13 and subsequent Notes		-	81,512	-	-
Operating profit		1,848,331	(1,936,598)	732,932	(722,951)

Financial income	28	181,506	133,936	63,080	46,614
Financial expenses	28	(1,098,394)	(1,084,945)	(379,575)	(396,655)
Other financial results	28	(10,800)	(26,014)	(23,674)	50,930
Net financial expense		(927,688)	(977,023)	(340,169)	(299,111)
Profit/(loss) before taxes		920,643	(2,913,621)	392,763	(1,022,062)

Income tax	22	(260,693)	1,071,389	(101,587)	365,295
Profit/(loss) for the period		659,950	(1,842,232)	291,176	(656,767)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	21	27,206	-	27,206	-
Tax effect of actuarial profit on benefit plans		(9,522)	-	(9,522)	-
Total other comprehensive results		17,684	-	17,684	-

Comprehensive income for the year attributable to:
Owners of the parent		677,634	(1,842,232)	308,860	(656,767)
Non-controlling interests		-	-	-	-
Comprehensive profit (loss) for the year		677,634	(1,842,232)	308,860	(656,767)

Basic and diluted earnings profit/(loss) per share:
Basic and diluted earnings profit/(loss) per share	29	0.73	(2.05)	0.32	(0.73)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2017

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053

Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	(1,842,232)	(1,842,232)
Balance at September 30, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	-	(42,253)	(1,842,232)	(317,179)
Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	20,346	-	-	20,346
Profit for the three-month complementary period	-	-	-	-	-	-	-	-	-	653,584	653,584
Other comprehensive results for the year	-	-	-	-	-	-	-	-	5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832
Increase of Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	7,767	-	-	7,767
Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	1,618	1,779	(1,618)	(1,779)	28,113	-	-	(28,113)	-	-	-
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	659,950	659,950
Other comprehensive results for the year	-	-	-	-	-	-	-	-	17,684	-	17,684
Balance at September 30, 2017	898,661	399,495	7,794	8,568	31,565	73,275	176,061	-	(19,488)	(528,698)	1,047,233

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2017

presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.17	09.30.16
Cash flows from operating activities
Profit (Loss) for the period		659,950	(1,842,232)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	26	310,405	257,588
Loss on disposals of property, plants and equipments		5,650	39,995
Net accrued interest	28	915,902	948,683
Exchange difference	28	233,372	359,696
Income tax	22	260,693	(1,071,389)
Allowance for the impairment of trade and other receivables, net of recovery	26	205,956	91,470
Adjustment to present value of receivables	28	220	(2,958)
Provision for contingencies		273,340	119,434
Other expenses - FOCEDE		-	14,653
Changes in fair value of financial assets	28	(237,325)	(343,763)
Accrual of benefit plans	21	79,028	61,927
Gain from interest in joint ventures		(12)	(21)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		-	(81,512)
Net gain from the repurchase of Corporate Bonds	28	-	(42)
Income from non-reimbursable customer contributions		(1,924)	(573)
Other reserve constitution - Share bases compensation plan	16	7,767	-
Changes in operating assets and liabilities:
Increase in trade receivables		(994,822)	(2,252,956)
Decrease in other receivables		27,271	886,816
Decrease (Increase) in inventories		47,780	(99,331)
Increase in deferred revenue		-	41,040
Increase in trade payables		599,136	2,582,242
(Decrease) Increase in salaries and social security payable		(2,376)	141,829
Decrease in benefit plans		(27,943)	(10,626)
(Decrease) Increase in tax liabilities		(225,279)	239,671
Increase in other payables		203,861	1,831,685
Decrease in provisions	24	(27,397)	(34,186)
Payment of Tax payable		(233,854)	-
Net cash flows generated by operating activities		2,079,399	1,877,140

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2017

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.17	09.30.16
Cash flows from investing activities
Payment of property, plants and equipments		(2,679,653)	(1,525,477)
Collection of Financial assets		1,223,135	194,735
Payments of Financial assets		(1,425,959)	(201,213)
Redemtion (Subscription) net of money market funds		712,002	(47,501)
Collection of receivables from sale of subsidiaries		34,612	9,881
Net cash flows used in investing activities		(2,135,863)	(1,569,575)

Cash flows from financing activities
Payment of principal on loans		(132,941)	(136,149)
Repurchase of corporate notes		-	(4,866)
Payment of redemption on corporate notes		-	(221,905)
Net cash flows generated by financing activities		(132,941)	(362,920)

Decrease in cash and cash equivalents		(189,405)	(55,355)

Cash and cash equivalents at the beginning of year	13	258,562	128,952
Exchange differences in cash and cash equivalents		(1,386)	17,795
Decrease in cash and cash equivalents		(189,405)	(55,355)
Cash and cash equivalents at the end of the period	13	67,771	91,392

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8	(201,584)	(203,458)

Acquisitions of property, plant and equipment through increased trade payables		(169,056)	(279,988)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Note 1 | General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore the Company’s economic and financial equation; therefore, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect the Company’s business.

As of September 30, 2017, the Company’s comprehensive income for the nine-month period amounts to $ 677.6 million – profit-, whereas the working capital totals $ 4.1 billion – deficit-, which includes the amount owed to CAMMESA for $ 4.4 billion (principal plus interest accrued as of September 30, 2017).

The Company’s equity and negative working capital reflect the deteriorated financial and cash position the Company still has as a consequence of both the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which the Company absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service object of the concession in a satisfactory manner in terms of quality and safety.

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these condensed interim financial statements, the definitive treatment to be given, by the MINEM, to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)      the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)     the treatment to be given to the Penalties and Discounts determined by the ENRE, whose payment/crediting is pending.

 In this regard, on April 26, 2017 the Company was notified that the MINEM had provided that, once the RTI process is completed, the SEE -with the participation of the Under-Secretariat for Tariff Policy Coordination- and the ENRE, shall determine in a term of 120 days whether any pending obligations exist until the effective date of the electricity rate schedules resulting from the RTI and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations shall also be determined. The Company has submitted the information requested by the MINEM in the framework of this requirement. At the date of issuance of these condensed interim financial statements such situation is still pending resolution.

Note 2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2016 are the following:

a)   Tariff Structure Review

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was modified by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution states that the ENRE, as instructed by the MINEM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

In addition to that which has been previously mentioned, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

Moreover, the aforementioned regulation sets forth the procedure for determining the mechanism for monitoring the variation of the Company’s Own Distribution Costs (CPD), whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In this regard, in August 2017, having the condition for the trigger clause to apply been met, the Company requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Finally, ENRE Resolution No. 329/17 determines the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

As of September 30, 2017, the amount arising from such deferred income and not recognized by the Company in these condensed interim financial statements amounts approximately to $ 4.2 billion.

b)  Penalties

In addition to that which has been mentioned in note 2.c to the financial statements as of December 31, 2016, the following is worth pointing out:

1)    ENRE Note No. 125,248 dated March 29, 2017:

It sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)      Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)     For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)    Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

iv)   Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day on which the penalty is imposed for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and manner.

The impact of these new penalty determination and adjustment mechanisms has been quantified by the Company and recognized as of September 30, 2017.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these condensed interim financial statements, the Company has submitted the aforementioned information relating to the six-month period ended August 31, 2017.

2)    Penalty Adjustment:

In different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

In this regard, the Company does not know the formula used for obtaining such increase; therefore, it challenged the aforementioned resolutions requesting the suspension of their effects, which are not included within the amount of the provision for penalties recognized as of September 30, 2017.

c)  Framework agreement

The approval of the extension of the Framework Agreement until September 30, 2017 was signed on August 3, 2017. The signing of the aforementioned agreement represents the recognition of revenue in favor of the Company relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of $ 268.1 million.

In this regard, on October 23, 2017, the Company received a payment from the Federal Government for $ 122.6 million.

d)  Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills covered by this Resolution will be made available in the stipulated time frames.

According to Executive Order 740 of the PEN, dated September 20, 2017, the MINEM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution 1538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these condensed interim financial statements no further regulations have been issued concerning Law 27,351.

Note 3 | Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2017 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2016, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the nine-month period ended September 30, 2017 have not been audited, but revised by the Independent Accountant under the scope of the ISRE 2,410, which is significantly lower than an audit examination done under IFRS. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the nine-month period ended September 30, 2017 does not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company’s Board of Directors on November 8, 2017.

Comparative information

The balances as of December 31, 2016 and for the nine and three-month periods ended September 30, 2016, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

Note 4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2016, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

At the time of issuing its next annual financial statements, the Company will apply the standards that will become effective in fiscal year 2017 indicated in Note 4.1.2. to the financial statements as of December 31, 2016 (IAS 7 "Statement of cash flows" and IAS 12 “Income taxes”). The Company estimates that the amendments will have no impact on the Company’s results of operations or its financial position, they will only imply new disclosures.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2016 prepared under IFRS.

Nota 4.1 |  New accounting standards, amendments and interpretations issued by the IASB

IFRS 9 “Financial Instruments”: As amended in July 2014, the version includes in one single place all the phases of the IASB’s project to replace IAS 39 “Financial instruments: recognition and measurement”. Those phases cover the classification and measurement of instruments, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor amendments to the classification and measurement of financial assets. The new version supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is currently analyzing the impacts of the application.

IFRIC 23 “Uncertainty over Income Tax treatments”: In June 2017, the IASB issued IFRIC 23, which clarifies the application of IAS 12 where there is uncertainty over income tax treatments. In accordance with the interpretation, an entity is required to reflect the impact of the uncertain tax treatment using the method that best predicts the resolution of the uncertainty, using either the most likely amount method or the expected value method. Additionally, the entity is required to assume that the tax authority will examine the uncertain treatments and have full knowledge of all the related relevant information when assessing the tax treatment over income tax. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company is currently analyzing the impact of the application of IFRIC 23; nevertheless, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

IFRS 17 “Insurance Contracts”: In May 2017, the IASB issued IFRS 17, which replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company is currently analyzing the impact of the application of IFRS 17; nevertheless, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

Note 5 | Financial risk management

Nota 5.1 |  Financial risk factors

 The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

  Market risks

  i.  Currency risk

As of September 30, 2017 and December 31, 2016, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.17	Total 12.31.16

ASSETS
CURRENT ASSETS
Other receivables	USD	391	17.210	6,729	-
Financial assets at fair value through profit or loss	USD	28,947	17.210	498,178	-
Cash and cash equivalents	USD	229	17.210	3,941	161,753
	EUR	11	20.294	223	200
TOTAL CURRENT ASSETS		29,578		509,071	161,953
TOTAL ASSETS		29,578		509,071	161,953

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,609	17.310	3,022,486	2,769,599
TOTAL NON-CURRENT LIABILITIES		174,609		3,022,486	2,769,599
CURRENT LIABILITIES
Trade payables	USD	7,465	17.310	129,231	176,506
	EUR	-	20.456	-	117
	CHF	30	17.874	536	469
	NOK	68	2.184	149	126
Borrowings	USD	7,648	17.310	132,384	53,684
TOTAL CURRENT LIABILITIES		15,211		262,300	230,902
TOTAL LIABILITIES		189,820		3,284,786	3,000,501

(1)  The exchange rates used are the BNA exchange rates in effect as of September 30, 2017 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

ii.  Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of September 30, 2017 and December 31, 2016:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At September 30, 2017
Assets
Financial assets at fair value through profit or loss:
Government bonds	498,183	-	-	498,183
Money market funds	1,104,296	-	-	1,104,296
Total assets	1,602,479	-	-	1,602,479

At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

Note 6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

Except for that mentioned in Note 2.b, in the preparation of these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2016.

Note 7 | Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2016, except for the following:

The Company has become aware that on March 28, 2017 the ICSID Secretariat informed through its website that it had registered the discontinuance of the arbitration proceeding commenced in August 2003 by EDF International and EASA, the majority shareholder and parent company of Edenor S.A., in relation to the latter’s failure to comply with the Concession Agreement, as a consequence of the passing of Law No. 25,561 on Economic Emergency and Foreign Exchange System Reform. The waiver of both the claimants and the Company was a condition under the Company’s Agreement for the Renegotiation of the Concession Agreement (the “Adjustment Agreement”) in order for the RTI to come into effect. The electricity rate schedule resulting from the RTI, was approved by means of ENRE Resolution No. 63/17 dated February 1, 2017 (Note 2.a).

On August 15, 2017, before the SEE, the Company and its parent EASA, in compliance with the provisions of clause 22.2 of the Adjustment Agreement, formally waived all rights they could eventually invoke on the grounds of or related to the events or measures adopted as a consequence of the emergency situation established by Law No. 25,561 with regard to the Concession Agreement entered into by and between the Federal Government, as the grantor of the concession, and the Company, as the holder of the concession. The aforementioned waiver was subsequently ratified by unanimous resolution of the Company’s Board of Directors at the Board’s meeting held on October 4, 2017.

Note 8 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	327,814	2,487,390	29,333	2,844,537
Disposals	(145)	-	(3,567)	(1,602)	(336)	-	-	(5,650)
Transfers	49,278	168,383	818,330	255,963	(107,982)	(1,154,853)	(110,028)	(80,909)
Depreciation for the period	(13,344)	(41,625)	(118,361)	(62,936)	(74,139)	-	-	(310,405)
Net amount 09.30.17	202,401	1,557,710	4,602,189	1,807,364	1,020,518	4,372,988	81,393	13,644,563

At 09.30.17
Cost	284,706	2,216,397	6,830,190	2,776,926	1,483,310	4,372,988	81,393	18,045,910
Accumulated depreciation	(82,305)	(658,687)	(2,228,001)	(969,562)	(462,792)	-	-	(4,401,347)
Net amount	202,401	1,557,710	4,602,189	1,807,364	1,020,518	4,372,988	81,393	13,644,563

(1)  As of September 30, 2017, an amount of $ 80.9 million has been transferred to current inventories.

• During the period ended September 30, 2017, direct costs capitalized amounted to $ 413.5 million.

• Financial costs capitalized for the period ended September 30, 2017 amounted to $ 201.6 million.

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	431	318	105,174	1,886,613	16,387	2,008,923
Disposals	(3,035)	(15,037)	(21,642)	(43)	(238)	-	-	(39,995)
Transfers	28,281	262,552	939,129	205,817	32,354	(1,444,213)	(23,920)	-
Depreciation for the period	(10,361)	(35,111)	(94,012)	(55,041)	(63,063)	-	-	(257,588)
Net amount 09.30.16	160,890	1,310,000	3,578,658	1,543,766	868,233	2,954,513	181,069	10,597,129

At 09.30.16
Cost	226,426	1,914,149	5,662,117	2,431,169	1,351,681	2,954,513	181,069	14,721,124
Accumulated depreciation	(65,536)	(604,149)	(2,083,459)	(887,403)	(483,448)	-	-	(4,123,995)
Net amount	160,890	1,310,000	3,578,658	1,543,766	868,233	2,954,513	181,069	10,597,129

• During the period ended September 30, 2016, direct costs capitalized amounted to $ 225.5 million.

• Financial costs capitalized for the period ended September 30, 2016 amounted to $ 203.5 million.

Note 9 | Other receivables

	Note	09.30.17	12.31.16
Non-current:
		-	-
Financial credit		38,722	43,636
Related parties	30.d	5,619	6,856
Total Non-current		44,341	50,492

Current:
Prepaid expenses		10,465	3,589
Advances to suppliers		2,138	2,561
Advances to personnel		467	1,701
Security deposits		9,806	8,385
Financial credit		11,621	40,461
Receivables from electric activities		108,083	142,979
Related parties	30.d	1,093	766
Judicial deposits		15,315	13,546
Other		144	19
Allowance for the impairment of other receivables		(25,022)	(34,699)
Total Current		134,110	179,308

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.17	09.30.16
Balance at beginning of year	34,699	17,752
Increase	-	15,782
Recovery	(9,677)	-
Balance at end of the period	25,022	33,534

Note 10 | Trade receivables

	09.30.17	12.31.16
Current:
Sales of electricity - Billed	2,857,720	2,522,265
Sales of electricity – Unbilled	2,124,964	1,582,591
Framework Agreement	279,005	10,938
Fee payable for the expansion of the transportation and others	24,692	22,397
Receivables in litigation	22,847	22,551
Allowance for the impairment of trade receivables	(447,465)	(259,682)
Total Current	4,861,763	3,901,060

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.17	09.30.16
Balance at beginning of year	259,682	79,361
Increase	215,633	75,688
Decrease	(27,850)	(24,167)
Balance at end of the period	447,465	130,882

Note 11 | Financial assets at fair value through profit or loss

	09.30.17	12.31.16

Current
Government bonds	498,183	387,279
Money market funds	1,104,296	1,606,636
Total current	1,602,479	1,993,915

Note 12 | Financial assets at amortized cost

	09.30.17	12.31.16
Non-current
Government bonds	-	44,429
Total Non-current	-	44,429

Current
Government bonds	22,909	1,511
Time deposits	173,100	-
Total Non-current	196,009	1,511

Note 13 | Cash and cash equivalents

	09.30.17	12.31.16	06.30.16
Cash and banks	67,771	197,101	43,025
Money market funds	-	61,461	48,367
Total cash and cash equivalents	67,771	258,562	91,392

Note 14 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2015	1,314,518	3,452	1,317,970

Balance at December 31, 2016	1,314,518	3,452	1,317,970

Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	-	28,113	28,113
Balance at September 30, 2017	1,314,518	31,565	1,346,083

As of September 30, 2017, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Business Organizations Law

As of December 31, 2016, the Company’s losses consumed the reserves and more than 50% of share capital, rendering the Company subject to compliance with the mandatory share capital reduction set forth in section 206 of the Business Organizations Law. However, the issuance of ENRE Resolution No. 63/17, setting a new electricity rate schedule for the Company for the five-year period beginning February 1, 2017 and ending January 31, 2022, resulted, at the closing date of these condensed interim financial statements, in the Company’s being no longer subject to complying with the previously described mandatory reduction. Furthermore, the financial position will largely depend, among other variables, on the exchange rate fluctuations and the level of energy losses, in respect of which strong recovery actions are being made during the year.

Consequently, the Shareholders’ Meeting has resolved not to carry out the above-mentioned share capital reduction, deferring the decision and instructing the Board of Directors to assess the financial position at the end of the fiscal year’s quarters, and, should it be necessary, to call an Extraordinary Shareholders’ Meeting to deal with the issue (Note 32).

As of September 30, 2017, the Company has overcome the situation of mandatorily reducing its share capital.

Note 15 | Allocation of profits

Clause 7.4 of the Adjustment Agreement provided that during the Transition period the Company could not distribute dividends without the Regulatory Entity’s prior authorization. This transition period ended on January 31, 2017 with the implementation of the RTI, ENRE Resolution No. 63/17. Therefore, in the Company’s opinion there exists no regulatory restriction on the distribution of dividends.

However, if the Company lost its Investment Grade rating or its Level of Indebtedness were higher than 3.75, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Note 16 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017 (Note 32).

At the date of issuance of these condensed interim financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note 17 | Trade payables

		09.30.17	12.31.16
Non-current
Customer guarantees		95,136	83,045
Customer contributions		77,202	98,167
Funding contributions - substations		60,452	51,700
Total Non-current		232,790	232,912

Current
Payables for purchase of electricity - CAMMESA		3,207,260	2,956,726
Provision for unbilled electricity purchases - CAMMESA		3,593,179	2,512,800
Suppliers		1,132,738	958,460
Advance to customer		115,818	287,120
Customer contributions		19,437	46,589
Discounts to customers		37,372	37,372
Funding contributions - substations		9,983	21,790
Related parties	30.d	20,406	204
Total Current		8,136,193	6,821,061

The fair values of non-current customer contributions as of September 30, 2017 and December 31, 2016 amount to $ 129.5 million and $ 131.7 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 18 | Other payables

	Note	09.30.17	12.31.16
Non-current
Loans (mutuum) with CAMMESA		1,495,777	1,346,807
ENRE penalties and discounts		3,603,356	3,477,351
Liability with FOTAE		185,848	172,991
Payment agreements with ENRE		85,831	106,177
Total Non-current		5,370,812	5,103,326

Current
ENRE penalties and discounts		318,122	56,164
Related parties	30.d	3,908	4,756
Advances for works to be performed		13,575	13,575
Payment agreements with ENRE		63,464	60,264
Total Current		399,069	134,759

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 19 | Borrowings

	09.30.17	12.31.16
Non-current
Corporate notes (1)	3,022,486	2,769,599
Total non-current	3,022,486	2,769,599

Current
Interest from corporate notes	132,384	53,684
Total current	132,384	53,684

(1) Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings (Corporate Notes) as of September 30, 2017 and December 31, 2016 amount approximately to $ 3.3 billion and $ 2.9 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The applicable fair value category is Level 1 category.

Note 20 | Salaries and social security taxes payable

	09.30.17	12.31.16
Non-current
Early retirements payable	3,458	5,149
Seniority-based bonus	103,001	89,168
Total non-current	106,459	94,317

Current
Salaries payable and provisions	908,816	912,275
Social security payable	105,038	115,793
Early retirements payable	3,815	4,119
Total current	1,017,669	1,032,187

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

Note 21 | Benefits Plans

	09.30.17	12.31.16
Non-current	289,966	266,087
Current	33,371	33,370
Total Benefit plans	323,337	299,457

The detail of benefit plan obligations as of September 30, 2017 and 2016 is as follows:

	09.30.17	09.30.16
Benefit payment obligations at beginning	299,457	232,677
Current service cost	20,993	13,676
Interest cost	58,035	48,251
Actuarial losses	(27,206)	-
Benefits paid to participating employees	(27,942)	(10,625)
Benefit payment obligations at period end	323,337	283,979

The detail of the charge recognized in the Condensed Interim Statement of Comprehensive Income is as follows:

	09.30.17	09.30.16
Cost	20,993	13,676
Interest	58,035	48,251
Actuarial results - Other comprehensive loss	(27,206)	-
	51,822	61,927

The actuarial assumptions used are based on market interest rates for Argentine Government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follows:

09.30.17
Discount rate	5%
Salary increase	1%
Inflation	21%

Note 22 | Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2016, except for the following:

	09.30.17	12.31.16
Current
Tax payable 2017 (1)	489,548	243,666
Total Tax payable	489,548	243,666
Tax on minimum national income tax payable, net	-	(64,456)
Tax withholdings	(102,543)	(24,005)
Total current	387,005	155,205

(1) As of September 30, 2017, includes $ 7.4 million relating to the income tax on the transfer of shares (Note 16).

The detail of deferred tax assets and liabilities is as follows:

	09.30.16	12.31.16
Deferred tax assets
Tax loss carryforward	-	4,172
Inventories	5,009	5,093
Trade receivables and other receivables	146,507	138,816
Trade payables and other payables	1,262,662	1,123,556
Salaries and social security taxes payable	36,290	24,500
Benefit plans	113,168	104,810
Tax liabilities	15,017	15,734
Provisions	236,324	150,244
Deferred tax asset	1,814,977	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(555,519)	(499,142)
Financial assets at fair value through profit or loss	(17,941)	(40,351)
Borrowings	(7,420)	(8,414)
Deferred tax liability	(580,880)	(547,907)

Net deferred tax (liabilities) assets	1,234,097	1,019,018

The detail of the income tax expense is as follows:

	09.30.17	09.30.16
Deferred tax	224,601	1,056,367
Current tax	(482,112)	-
Difference between provision and tax return	(3,182)	15,022
Income tax expense	(260,693)	1,071,389

	09.30.17	09.30.16
Profit (Loss) for the period before taxes	920,643	(2,913,621)
Applicable tax rate	35%	35%
(Loss) Profit for the period at the tax rate	(322,225)	1,019,767
Gain from interest in joint ventures	4	7
Non-taxable income	61,615	54,027
Other	(252)	(7)
Difference between provision and tax return	165	(2,405)
Income tax expense	(260,693)	1,071,389

Note 23 | Tax liabilities

	09.30.17	12.31.16
Non-current
Tax regularization plan	-	680
Total Non-current	-	680

Current
Provincial, municipal and federal contributions and taxes	478,937	377,430
VAT payable	425,570	725,553
Tax withholdings	78,891	78,909
SUSS withholdings	2,515	2,785
Municipal taxes	69,324	57,832
Tax regularization plan	1,804	1,979
Total Current	1,057,041	1,244,488

Note 24 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.16	341,357	87,912

Increases	204,669	68,671
Decreases	(4)	(27,393)
At 09.30.17	546,022	129,190

At 12.31.15	259,573	70,489
Increases	56,178	63,256
Decreases	(3)	(34,183)
At 09.30.16	315,748	99,562

Note 25 | Revenue from sales

	09.30.17	09.30.16
Sales of electricity	17,461,779	9,032,090
Right of use on poles	88,671	72,016
Connection charges	21,187	10,490
Reconnection charges	4,747	2,752
Total Revenue from sales	17,576,384	9,117,348

Note 26 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,204,732	394,412	402,902	3,002,046
Pension plans	58,039	10,383	10,606	79,028
Communications expenses	25,781	131,695	9,691	167,167
Allowance for the impairment of trade and other receivables	-	205,956	-	205,956
Supplies consumption	228,842	-	32,902	261,744
Leases and insurance	313	-	83,314	83,627
Security service	63,736	1,007	56,596	121,339
Fees and remuneration for services	478,509	385,433	342,174	1,206,116
Public relations and marketing	-	-	18,417	18,417
Advertising and sponsorship	-	-	9,488	9,488
Reimbursements to personnel	40	20	405	465
Depreciation of property, plants andequipments	253,159	40,735	16,511	310,405
Directors and Supervisory Committee members’ fees	-	-	9,440	9,440
ENRE penalties (1)	159,744	112,327	-	272,071
Taxes and charges	-	177,614	14,354	191,968
Other	291	80	8,926	9,297
At 09.30.17	3,473,186	1,459,662	1,015,726	5,948,574

(1)  Transmission and distribution expenses include recovery for $ 413.7 million (Note 2.b) net of the charge for the period for $ 685.8 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2017 for $ 413.5 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,878,560	311,000	336,182	2,525,742
Pension plans	46,060	7,625	8,242	61,927
Communications expenses	19,068	77,937	7,587	104,592
Allowance for the impairment of trade and other receivables	-	91,470	-	91,470
Supplies consumption	208,923	-	23,380	232,303
Leases and insurance	330	-	65,607	65,937
Security service	48,523	594	39,610	88,727
Fees and remuneration for services	322,610	333,034	275,621	931,265
Public relations and marketing	-	-	15,360	15,360
Advertising and sponsorship	-	-	7,913	7,913
Reimbursements to personnel	879	162	628	1,669
Depreciation of property, plants and equipments	207,819	37,086	12,683	257,588
Directors and Supervisory Committee members’ fees	-	-	5,089	5,089
ENRE penalties	1,842,249	173,949	-	2,016,198
Taxes and charges	-	67,530	10,578	78,108
Other	185	81	3,991	4,257
At 09.30.16	4,575,206	1,100,468	812,471	6,488,145

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2016 for $ 225.5 million.

Note 27 | Other operating expense, net

		09.30.17	09.30.16
Other operating income
Services provided to third parties		40,010	31,425
Commissions on municipal taxes collection		21,267	15,141
Related parties	30.a	3,572	-
Income from non-reimbursable customer contributions		1,924	573
Others		3,350	9,303
Total other operating income		70,123	56,442

Other operating expense
Net expense from technical services		(34,138)	(15,367)
Gratifications for services		(36,450)	(26,583)
Cost for services provided to third parties		(22,239)	(22,867)
Severance paid		(12,214)	(10,755)
Debit and Credit Tax		(218,737)	(106,587)
Other expenses - FOCEDE		-	(14,653)
Provision for contingencies		(273,340)	(119,434)
Disposals of property, plant and equipment		(5,650)	(39,995)
Other		(9,022)	(938)
Total other operating expense		(611,790)	(357,179)
Other operating expense, net		(541,667)	(300,737)

Note 28 | Net financial expense

	09.30.17	09.30.16
Financial income
Commercial interest	79,059	91,167
Financial interest	102,447	42,769
Total financial income	181,506	133,936

Financial expenses
Interest and other (1)	(345,006)	(259,488)
Fiscal interest	(17,509)	(3,253)
Commercial interest	(734,893)	(819,878)
Bank fees and expenses	(986)	(2,326)
Total financial expenses	(1,098,394)	(1,084,945)

Other financial results
Exchange differences	(233,372)	(359,696)
Adjustment to present value of receivables	(220)	2,958
Changes in fair value of financial assets (2)	252,999	357,804
Net gain from the repurchase of Corporate Notes	-	42
Other financial expense	(30,207)	(27,122)
Total other financial expense	(10,800)	(26,014)
Total net financial expense	(927,688)	(977,023)

(1) Net of interest capitalized as of September 30, 2017 and 2016 for $ 201.6 million and $ 203.5 million, respectively.

(2) Includes changes in the fair value of financial assets on cash equivalents as of September 30, 2017 and 2016 for $ 15.7 million and $ 14 million, respectively.

Note 29 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the profit/(loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2017 and 2016, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	09.30.17	09.30.16
Profit (Loss) for the period attributable to the owners of the Company	659,950	(1,842,232)
Weighted average number of common shares outstanding	898,151	897,043
Basic and diluted profit (loss) earnings per share – in pesos	0.73	(2.05)

Note 30 | Related-party transactions

•  The following transactions were carried out with related parties:

a. Income

Company	Concept	09.30.17	09.30.16

PESA	Electrical assembly service	685	-
	Reimbursement expenses	2,887	-
		3,572	-

b. Expense

Company	Concept	09.30.17	09.30.16

EASA (Note 30)	Technical advisory services on financial matters	(30,207)	(27,101)
SACME	Operation and oversight of the electric power transmission system	(33,385)	(26,150)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(160)	(3,454)
PYSSA	Financial and granting of loan services to customers	-	(21)
OSV	Hiring life insurance for staff	(9,574)	(4,205)
PISA	Interest Corporate Notes 2022	-	(3,573)
		(73,326)	(64,504)

c. Key Management personnel’s remuneration

	09.30.17	09.30.16
Salaries	136,542	91,730
	136,542	91,730

•  The balances with related parties are as follow:

d. Receivables and payables

	09.30.17	12.31.16
Other receivables - Non current
SACME	5,619	6,856
	5,619	6,856

Other receivables - Current
SACME	766	766
PESA	327	-
	1,093	766

Trade payables
EASA (Note 30)	(20,406)	-
PYSSA	-	(204)
	(20,406)	(204)

Other payables
SACME	(3,908)	(4,756)
	(3,908)	(4,756)

Note 31 | Parent company merger process

The Company has been informed that the Board of Directors of EASA, the parent company, at its meeting of March 29, 2017 approved, subject to the approval of both the respective shareholders’ meetings and the control authorities, the merger of EASA and IEASA (the latter being EASA’s majority shareholder) as the acquired companies, which will be dissolved without liquidation, with and into CTLL, as the acquiring and surviving company, aimed at obtaining operational and economic advantages related to the achievement of greater operating efficiency and the optimized use of both the available resources and the technical, administrative and financial structures, within the framework of a global corporate reorganization plan of the entire Pampa Energía Group.

To this end, the Preliminary Merger Agreement and the Consolidated Merger Statement of Financial Position have been approved. It must be pointed out that CTLL, the acquiring and surviving company, as well as EASA and IEASA, the acquired companies, belong to the same control group inasmuch as Pampa Energía is the direct and/or indirect controlling shareholder of all of them.

In compliance with applicable regulations, on March 30, 2017 the Company and EASA informed the ENRE and requested its authorization. The ENRE, by means of Board of Directors’ Resolution No. 347 dated August 11, 2017, decided by majority of votes to deny the request for authorization submitted by the Company and its parent EASA. In due time and in proper manner, the Company has appealed such Resolution to the SEE on the grounds that it is not in accordance with the law.

At the date of issuance of these condensed interim financial statements, no decision on this matter has been rendered by the SEE.

Furthermore, on June 26, 2017, the Board of Directors of PESA instructed that company’s Management to begin the tasks that would allow for the assessment of the benefits of a merger process between PESA, as the acquiring company, and certain companies of the group, as the acquired companies.

On September 22, 2017, the Board of Directors of PESA approved the merger of BLL, CTG, CTLL (the acquiring company of EASA), EG3 Red, INDISA, INNISA, IPB, PPII, Transelec, and PEPASA, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to section 77 and following sections of the Income Tax Law. October 1, 2017 was established as the effective date of the merger, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

The acquiring company and the acquired companies are currently taking all the necessary steps before the corresponding bodies in order to obtain the registrations and authorizations necessary for the acquiring company to operate as the surviving company of the merger.

Note 32 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements of as of December 31, 2016;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-       To appoint the authorities and the external auditors for the current fiscal year;

-       To approve the use of the treasury shares for the implementation of the long-term incentive plan in favor of certain key personnel (Note 16);

-       Not to carry out the share capital reduction, deferring it and instructing the Board of Directors to call an Extraordinary Shareholders’ Meeting in order to deal with this issue if, as a consequence of the results of operations for the quarters ending March 31 and June 30, 2017, the Company continued to be subject to complying with the mandatory share capital reduction (Note 14).

Note 33 | Events after the reporting period

a)    MINEM Resolution 840-E/17

On October 4, 2017, by means of Resolution 840-E/17, the MINEM recognized in favor of the Company an amount of $ 323.4 million for the works carried out prior to the ending of the FOCEDE, Note 2.c.V to the financial statements as of December 31, 2016, requiring as a condition for such recognition to take place that the Company notify both the Electric Power Secretariat and the ENRE of its decision to not only abandon any and all administrative and/or judicial claims filed, but also waive its right to any other future claim against the Federal Government, the MINEM, the SEE, the ENRE and/or CAMMESA based on the “FOCEDE.

In this regard, on October 9, 2017, the Company expressed that it had no administrative or judicial claims against such institutions on the aforementioned ground, and that the recourse (“recurso directo”) filed in 2015 against ENRE’s Resolution No. 356/14, pursuant to which a fine had been imposed on the Company due to the non-application of the FOCEDE’s remaining funds in due time, was not considered within the scope of such requirement.

At the date of these condensed interim financial statements, the Company is taking the appropriate steps in order for the aforementioned recognition to take place.

b)    Financial loan

On October 11, 2017, the Company was granted a 36-month term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch, for an amount of USD 50 million. The proceeds of the loan will be used to finance the Company’s investment plan and working capital, making it possible to partially offset the impact generated by the deferral of income mentioned in Note 2.a). Furthermore, it must be pointed out that such loan constitutes an “Allowed Indebtedness” within the limits stipulated in the Corporate Notes due 2022.

c)    ENRE Resolution 526/2017 – ENRE Note 128,399

By means of Resolution 526/2017, the ENRE calls a public hearing to be held on November 17, 2017 with the purpose of informing about the impact on the Company’s customer bills of the measures to be implemented by the MINEM as a result of the public hearing that such Ministry has called (MINEM Resolution 403-E/2017) in relation to: (i) the new power and energy reference prices in the MEM relating to the 2017-2018 summer period; (ii) the stimulus plan that rewards electric power-savings; (iii) the social tariff, and; (iv) the electric power distribution methodology.

As a consequence of that which has been previously mentioned, by means of ENRE Note 128,399, the Company was informed that the MINEM had instructed the ENRE to postpone until December 1, 2017 the application of the tariff increase established in the RTI for November 1, with the result of such increase being recognized in real terms, using for such purpose the adjustment mechanism provided for in ENRE Resolution No. 63/2017.

Furthermore, with regard to the deferral of the collection of the CPD adjustment that was to be applied as from August 2017, it is instructed that in order for such adjustment to be recognized in real terms, such concept shall be applied as from December 1, 2017, using also the adjustment mechanism mentioned in the preceding paragraph.

The Company is currently analyzing the scope of the aforementioned measures and their impact, if there were any, on its projected revenues.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of September 30, 2017, the related condensed interim statement of comprehensive income for the nine and three months periods ended September 30, 2017, the related condensed interim statements of changes in equity and cash flows for the nine months period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2016 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without modifying our conclusion we draw attention to the situation explained in Notes 1 and 2 of the interim condensed financial statements as regards the economic and financial position of the Company and its regulatory framework.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of the Company have not yet been trasncribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, except as mentioned above, are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at September 30, 2017 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $85.898.958, which were not yet due at that date.

Autonomous City of Buenos Aires, November 8, 2017

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires Vq° 265 F°92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 13, 2017